Exhibit 99.2

Stockholm, Sweden	May 16, 2023

Interim Report Q1, 2023

Strong eGFR Data from Positive NefIgArd Phase 3 Trial Readout

“In March we announced that the global NefIgArd Phase 3 trial successfully met its primary endpoint, estimated glomerular filtration rate (eGFR), with a p value < 0.0001. Achieving this clinically relevant endpoint of kidney filtration capability represents a crowning achievement after well over a decade of pioneering work in IgA nephropathy. Nefecon, commercially available in the US and Europe under the brand name TARPEYO® and Kinpeygo® respectively, seems to be disease modifying, having shown both immediate and enduring kidney protective capability, with the treatment effect remaining intact even after 15 months off drug. In addition, the trial showed a significant proteinuria (UPCR) reduction of 34% versus optimized and stable standard of care at 9 months, and importantly also demonstrated that the proteinuria reduction was durable with similar levels recorded even after patients were off drug for 15 months. These benefits and the durability of treatment were observed across the entire study population, irrespective of UPCR levels. This highly differentiated approach, of targeting the origin of the disease with a locally active treatment that focuses on the production of secretory galactose-deficient IgA1, has generated what we believe is groundbreaking data showing a unique and impressive impact on eGFR. We are confident this data will not only impact clinical practice but also provide hope for the thousands of patients for whom there has been no appropriate medication to address their continued progression towards end stage renal disease.

We are planning to file for full approval of the entire study population with the FDA in July, which would then enable a regulatory decision in the first half of 2024. The exact timing of this decision is dependent on whether the process would be conducted under priority or standard review.

In the US, we reported a record of 408 enrollments for the quarter, reflecting a weak January but a strong March. As the published interim data continues to become better known and understood throughout the broader nephrology community, we expect this trend of increased enrollments to continue over the year and to build towards our revenue guidance of USD 120-150 million for 2023. Total Q1 revenues were SEK 191.4 million, of which net revenues from TARPEYO amounted to SEK 185.7 million (USD 17.8 million). The growth in unique prescribing nephrologists was the highest to date with 276 new prescribers in Q1. Our cash position remains strong with SEK 1,013.6 million on the balance sheet, which we believe will be sufficient to take us to profitability.”

CEO Renée Aguiar-Lucander

Summary of Q1 2023

January 1 - March 31

-	Net sales amounted to SEK 191.4 million, of which TARPEYO® net sales amounted to SEK 185.7 million, for the three months ended March 31, 2023. For the three months ended March 31, 2022 net sales amounted to SEK 49.7 million, of which TARPEYO net sales amounted to SEK 18.0 million.
-	Operating loss amounted to SEK 180.1 million and SEK 208.4 million for the three months ended March 31, 2023 and 2022, respectively.
-	Loss per share before and after dilution amounted to SEK 3.49 and SEK 3.95 for the three months ended March 31, 2023 and 2022, respectively.
-	Cash amounted to SEK 1,013.6 million and SEK 825.4 million as of March 31, 2023 and 2022, respectively.

Significant events during Q1 2023, in summary

-	In February 2023, Calliditas announced that the Medicines and Healthcare products Regulatory Agency (MHRA) of the United Kingdom granted Conditional Marketing Authorization (CMA) for Kinpeygo® for the treatment of primary immunoglobulin A nephropathy (IgAN) in adults at risk of rapid disease progression with a urine protein-to-creatinine ratio (UPCR) ≥1.5 g/gram. Kinpeygo became the first and only approved treatment for IgAN in the UK.
-	In March 2023, Calliditas announced positive topline results from the global, randomized, double-blind, placebo-controlled Phase 3 clinical trial NefIgArd, which investigated the effect of Nefecon (TARPEYO®/Kinpeygo® (budesonide) delayed release capsules) versus placebo in patients with primary IgA nephropathy. The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in kidney function measured by estimated glomerular filtration rate (eGFR) over the two-year period of 9-months of treatment and 15-months of follow-up off drug.

Key Takeaways:

-	In March the global NefIgArd Phase 3 trial successfully met its primary endpoint, estimated glomerular filtration rate (eGFR) with a p value < 0.0001. Also, supportive 2-year total slope analyses were statistically significant and clinically meaningful reflecting a sustained treatment benefit. The eGFR benefit was observed across the entire study population, irrespective of urine protein-to-creatinine ratio (UPCR) baseline, which the company believes supports a regulatory filing with the FDA, planned for July 2023, for full approval in the study population.
-	In the first quarter of 2023, a record level of 408 new enrollments were generated, reflecting a growth of over 30% from Q4, 2022.
-	The growth in unique prescribing nephrologists was also the highest to date with 276 new prescribers in Q1, resulting in a total of 918 unique prescribers since launch.

2023 Outlook Unchanged

For 2023, Calliditas expects revenue growth in the U.S. where:

Net sales from TARPEYO are estimated to be USD 120-150 million for the year ending December 31, 2023.

Investor Presentation: May 16 2023, 14:30 CET

Webcast: https://ir.financialhearings.com/calliditas-therapeutics-q1-2023

Teleconference: https://conference.financialhearings.com/teleconference/?id=200781

For further information, please contact:

Åsa Hillsten, Head of Investor Relations, Calliditas

Tel.: +46 764 03 35 43, email: asa.hillsten@calliditas.com

The information in the press release is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation. The information was sent for publication, through the agency of the contact persons set out above, on May 16, 2023 at 7:00 a.m. CET.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, developed under the name Nefecon, has been granted accelerated approval by the FDA under the trade name TARPEYO® and conditional marketing authorization by the European Commission under the trade name Kinpeygo®. Kinpeygo is being commercialized in the European Union Member States by Calliditas’ partner, STADA Arzneimittel AG. Additionally, Calliditas is conducting a Phase 2b/3 clinical trial in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer with its NOX inhibitor product candidate, setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, commercialization efforts, business plans, regulatory submissions, clinical development plans, revenue and product sales projections or forecasts and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, continued and additional regulatory approvals for TARPEYO and Kinpeygo, market acceptance of TARPEYO and Kinpeygo, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, revenue and product sales projections or forecasts, including 2023 revenue guidance, and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.